VIA EDGAR

July 6, 2016

Mr. Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Goldcorp Inc. (the “Company”)

Form 40-F for Fiscal Year Ended December 31, 2015

Filed March 30, 2016

Comment Letter Dated June 7, 2016

File No. 001-12970

Dear Mr. Parker:

Thank you for your comment letter dated June 7, 2016. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.3

3. Summary of Significant Accounting Policies

(j) Revenue Recognition, page 14

1. You state that in circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer. Please further describe for us the sales transactions that you record under this policy providing details sufficient to understand the underlying circumstances that exist or cause you to enter into these types of sales. Please also clarify when the risks and rewards of ownership have passed to the buyer and tell us how your policy complies with paragraphs 14 through 18 of IAS 18. To the extent you can quantify the amount of sales recorded under these arrangements, please provide sales amounts for each of the years presented in your financial statements.

Response:

As described in note 3(j) to the Company’s December 31, 2015 consolidated financial statements, the Company includes proceeds from the sale of all metals in revenue. The Company’s metal-related sales include sales of concentrate (zinc and lead), bullion and doré. The sales transactions in which revenue is recognized while title is retained by the Company to protect the financial security interests of the Company relate to certain lead and zinc concentrate (‘Concentrate’) sales produced in Mexico.

Park Place, Suite 3400 – 666 Burrard St., Vancouver, BC Canada V6C 2X8 Tel: +1.604.696.3000 Fax: +1.604.696.3001 www.goldcorp.com

The revenue relating to sales of each of these types of metal products in 2015 and 2014 were as follows:

	2015	2014
Concentrates
Revenue recognized before title transfers to customers	$1,293	$1,236
Revenue recognized at the same time title transfers to customers	312	128

	1,605	1,364
Bullion	2,285	1,585
Doré	485	487

	$4,375	$3,436

Concentrate sales are sales of a poly metallic mixture. These sales are made to offshore purchasers (‘Offshore Concentrate Sales’) and regional purchasers in Mexico (‘Domestic Concentrate Sales’). As shown in the table above, the majority of the Company’s Concentrate sales revenue is recognized before title transfers to customers. In these cases, title is retained by the Company until the customer makes the initial payment required under the terms of the contract solely to protect the Company’s financial interests in the event the customer enters into financial difficulty and cannot pay for the Concentrates. Retaining title to concentrates until the customer makes the initial payment under the terms of the contract is an established industry practice for concentrate sales. Although many of the Company’s Concentrate contracts reflect this practice, the Company ensures that it only transacts with high quality customers with strong credit. The Company’s customers have never defaulted on the payments due under the terms of the Concentrate contracts.

A description of the sales processes for Concentrates, including an analysis of how our accounting policy complies with paragraphs 14 to 18 of IAS 18, is provided below.

Offshore Concentrate Sales

The Company transacts with a number of foreign counterparties for the Offshore Concentrate Sales. These sales are governed by the terms of off-take agreements and related amendments (together, the ‘Offshore Contracts’) with each foreign counterparty (together, the ‘Offshore Buyers’). The terms of the Offshore Contracts utilize Incoterm 2000 or Incoterm 2010 rules1 to specify the obligations of each party and when risk transfers from the Company to the Offshore Buyer. In addition to slight variations in pricing, invoicing and payment terms between the Offshore Contracts, there are differences in the Offshore Contracts in terms of when title to the Concentrates transfers, as described below. The key terms of the Offshore Contracts are as follows:

•	Concentrate is shipped pursuant to a mutually agreed shipping schedule set by the Offshore Buyer and the Company in advance of shipment.

•

Delivery terms are based on a modification to Incoterm 2000’s or Incoterms 2010’s trade term Cost, Insurance, Freight, whereby risk of loss passes from the Company to the Offshore Buyer when the ship containing the Concentrates leaves the Mexican exclusive economic zone (the ‘Mexican Economic Zone’).

•

The Company is required to place insurance for the Concentrate from the time it passes over the ship’s rail. The insurance is for the benefit of the Offshore Buyer as of the time the ship exits the Mexican Economic Zone and risk of loss shifts from the Company to the Offshore Buyer. The insurance is for the benefit of the Company before that time.

•

Initial payment occurs on presentation of documents by the Company to the Offshore Buyer including an initial invoice and Bill of Lading (the ‘Documents’). This will occur within two to eight weeks of loading the ship, depending on Offshore Contract terms. Examples of payment terms in Offshore Contracts include, but are not limited to, (i) payment within two weeks of loading the ship, (ii) payment within 60 calendar days after the shipment date or, if payment is made through a draw on a line of credit, the first business day after the Company provides the Documents to the Offshore Buyer’s bank, and (iii) initial payment five days after the arrival of the ship at the port of discharge.

•

The sale is subject to adjustment upon final settlement for weights, assays and prices. The sales price is determined on a provisional basis at the date of initial invoicing as the final selling price is subject to movements in London Metal Exchange or London Bullion Market Association prices up to the date of final pricing. The period between initial invoicing and final pricing is typically between 30-120 days. The provisional pricing feature in the Offshore Contracts is an embedded derivative as outlined in Note 3(j) to the Company’s December 31, 2015 consolidated financial statements.

•	Title passes on payment of the initial invoice or on presentation of the Documents by the Company if payment is made through a draw on a letter of credit.

While paragraph 15 of IAS 18 states that in most cases, the transfer of risk and rewards of ownership coincides with the transfer of legal title or the passing of possession to the buyer, it recognizes that the transfer of risks and rewards of ownership can occur at a different time from the transfer of legal title or the passing of possession. Paragraph 17 of IAS 18 states that ‘if an entity retains only an insignificant risk of ownership, the transaction is a sale and revenue is recognized. For example, a seller may retain the legal title to the goods solely to protect the collectability of the amount due. In such a case, if the entity has transferred the significant risks and rewards of ownership, the transaction is a sale and revenue is recognized.’

[1]

The Incoterms rules, or International Commercial Terms, are a series of pre-defined commercial terms published by the International Chamber of Commerce (ICC) used worldwide in international and domestic contracts for the sale of goods. The Incoterms rules are intended primarily to clearly communicate the tasks, costs, and risks associated with the transportation and delivery of goods. The Incoterms rules are periodically updated: the eighth version – Incoterms 2010 – was published on January 1, 2011.

In assessing the revenue recognition criteria for Offshore Concentrate Sales, the passing of the ship outside the Mexican Economic Zone is considered to be the critical point when the risks and rewards of ownership of the Concentrates are transferred from the Company to the Offshore Buyer. The supporting rationale is as follows:

•

The Offshore Contracts specify that risk of loss transfers to the Offshore Buyer when the ship exits the Mexican Economic Zone. This means that, if there is a full or partial loss of the Concentrate after the ship exits the Mexican Economic Zone, the Offshore Buyer would be required to pay the Company for the Concentrate as though it had been delivered and would need to reclaim any losses from the insurer. Some of the Company’s Offshore Contracts provide further clarification about this, stating specifically that the ‘[Offshore] Buyer’s obligation to pay for the Concentrates will not change or be affected by any insurance claim as long as the insurance is duly arranged by the [Company]’;

•	Based on industry standard, the Concentrate cargo is required to be insured by the Company, which is for the benefit of the Offshore Buyer as of the time the ship exits the Mexican Economic Zone;

•

The Company does not exercise any management control over the Concentrate after it is loaded onto the ship (i.e., it has no further obligations with respect to the production and/or processing of the Concentrates and has no involvement in the unloading of the Concentrates at the discharge port);

•

There is no provision in the Offshore Contracts for the return of Concentrates or rejection of Concentrates at the destination port by the Offshore Buyer, nor are we aware of any recorded events of this occurring in the seaborne concentrates market as all the terms and practices are designed for this to occur prior to shipment; and

•	Where the Company retains title over the Concentrate after the ship exits the Mexican Economic Zone, title is only retained to ensure that initial payment occurs, as discussed below.

With respect to the Offshore Concentrate Sales, while the Company retains title to the Concentrates until the initial payment is made when the Offshore Buyer does not provide the Company a letter of credit, this is a typical industry stipulation to protect the Company’s financial interest in the event that the Offshore Buyer enters into financial difficulty and cannot pay for the Concentrates. If this was to happen, the Company’s financial interest would be protected as the ownership of the Concentrates would remain with the Company. As the Offshore Contract terms provide that the risks of loss related to the Concentrates rests with the Offshore Buyer after the ship exits the Mexican Economic Zone, this continued title does not affect the transfer of significant risks and rewards to the Offshore Buyer.

The Company recognizes revenue for the Offshore Concentrate Sales at the time the ship exits the Mexican Economic Zone as:

•	The significant risks and rewards of ownership of the Concentrates have been transferred to the Offshore Buyer at this time (IAS 18.14(a));

•	The Company does not maintain any continuing managerial involvement in the Concentrates nor control over the Concentrates after this time (IAS 18.14(b));

•

The amount of revenue can be measured reliably (IAS 18.14 (c)). Although the initial revenues are subject to adjustment for final weights and assays, the adjustments have not historically been material and therefore the initial weights and assays provide a reliable basis for measuring revenue at the time the ship exits the Mexican Economic Zone. The provisional pricing feature in the Offshore Contracts is an embedded derivative as outlined in Note 3(j) to the Company’s December 31, 2015 consolidated financial statements. Although the Offshore Contracts contains an embedded derivative, the Company recognizes the estimated revenue using the relevant forward market prices on the date the ship exits the Mexican Economic Zone which provides a reliable basis for measuring the revenue. At each period-end subsequent to the initial revenue recognition under the Offshore Contract, the embedded derivative is marked to market using the most up to date forward market prices with any resulting adjustments recognized in revenue until the final settlement of the embedded derivative as outlined above;

•

It is probable that the economic benefits associated with the sale will flow to the Company (IAS 18.14 (d)) as the Offshore Buyers are bound by signed sales contracts, have strong credit ratings and have a historical record of settling their liabilities. In addition, there are generally no regulatory restrictions that would prevent the Offshore Buyer from paying the Company for the Concentrates; and

•	The Company can reliably measure costs incurred or to be incurred in respect of the sale of the Concentrates (IAS 18.14 (e)), including shipping, treatment and refining costs.

Therefore, Offshore Concentrate Sales revenue is considered earned and is recognized when the ship carrying the Concentrate exits the Mexican Economic Zone since this is the point at which the risks of loss and rewards transfer to the Offshore Buyer and all the other conditions of IAS 18.14 are met.

Domestic Concentrate Sales

The Company sells Concentrates to a number of counterparties in Mexico (together, the ‘Domestic Buyers’). The terms of these contracts (the ‘Domestic Contracts’) utilize Incoterms 2010 rules to specify the obligations of each party and when risk transfers from the Company to the Domestic Buyer. In addition to slight variations in pricing, invoicing and payment terms between the Offshore Contracts and Domestic Contracts, there are differences in such Contracts in the terms of when risk of loss and title to the Concentrates transfers, as described below. The key terms of the Domestic Contracts are as follows:

•

The Company produces and delivers Concentrates to the smelter, designated warehouse or terminal (the ‘Delivery Point’) in dump trucks, in accordance with a transportation schedule that is mutually agreed upon between the Company and the Domestic Buyer.

•

Domestic Contracts specify either Delivery at Place (‘DAP’) or Carriage and Insurance Paid To (‘CIP’), according to Incoterms 2010. For the Domestic Contracts that specify DAP, risk of loss passes to the Domestic Buyer when the Concentrate is ready to be unloaded at the Delivery Point. For the Domestic Contracts that specify CIP, the standard Incoterm has been modified to state CIP at the Domestic Buyer’s premise, meaning that risk of loss passes to the Domestic Buyer when the Concentrate is ready to be unloaded at the Delivery Point (risk of loss passes at the Delivery Point but the Company is responsible for arranging insurance for the carriage).

•

Under Incoterm’s DAP and CIP rules (as modified in the Company’s Domestic Contracts), insurance is covered by the Company until the Concentrate is delivered to the Domestic Buyer. If there is a full or partial loss of the Concentrate prior to the point at which the Concentrates are ready to be unloaded at the Delivery Point, the Company bears the loss. If there is a full or partial loss after the point at which the Concentrates are ready to be unloaded at the Delivery Point, the Domestic Buyer would be required to pay the Company for the Concentrate and would need to make a claim under its own insurance to recover the value.

•

Initial payment occurs on presentation of documents by the Company to the Domestic Buyer, including an initial invoice and assay certificate (the ‘Domestic Documents’). The timing of this payment varies according to the terms of the individual Domestic Contracts. For example, some Domestic Contracts specify that the presentation of Domestic Documents and initial payment will be made on completion of delivery of the Concentrates at the Domestic Buyer’s warehouse while other Domestic Contracts specify that the presentation of Domestic Documents and initial payment will be made ten days of the second month following delivery of the Concentrates.

•

The sale is subject to adjustment upon final settlement for weights, assays and prices. The sales price is determined on a provisional basis at the date of initial invoicing as the final selling price is subject to movements in London Metal Exchange or London Bullion Market Association prices up to the date of final pricing. The period between initial invoicing and final pricing is typically between 30-90 days. The provisional pricing feature in the Domestic Contracts is an embedded derivative as outlined in Note 3(j) to the Company’s December 31, 2015 consolidated financial statements.

•	Title to the Concentrates transfers either on delivery of the Concentrate to the Domestic Buyer or after payment of the initial invoice.

Similar to the Company’s Offshore Concentrate Sales, while the Company retains title to the Concentrates sold domestically under certain of its Domestic Contracts until the initial invoice is paid, this is a typical industry stipulation to protect the Company’s financial interests. As the terms of all the Domestic Contracts provide that the risks of loss related to the Concentrates transfers to the Domestic Buyer when the Concentrate is ready to be unloaded at Delivery Point, this continued title does not affect the transfer of significant risks of loss and rewards to the Domestic Buyer.

The Company recognizes revenue for the Domestic Concentrate Sales when the Concentrate is ready to be unloaded at the Delivery Point as:

•

The significant risks of loss and rewards of ownership of the Concentrates has been transferred to the Domestic Buyer at this time (IAS 18.14(a). As described above, if there is a full or partial loss of the Concentrates after the point at which the Concentrates are ready to be unloaded at the Delivery Point, the Domestic Buyer would be required to pay the Company for the Concentrate;

•

The Company has no continuing managerial involvement in the Concentrates (i.e., it has no further obligations with respect to the production and/or processing of the Concentrates and has no involvement in the unloading of the Concentrates at the Delivery Point), nor does the Company maintain any control over the Concentrates (IAS 18.14 (b));

•

The amount of revenue can be measured reliably (IAS 18.14 (c)). Although the initial revenues are subject to adjustment for final weights and assays, the adjustments have not historically been material and therefore the initial weights and assays provide a reliable basis for measuring revenue at the time the concentrate is ready to be unloaded at the Delivery Point. The provisional pricing feature in the Concentrate Domestic Contracts is an embedded derivative as outlined in Note 3(j) to the Company’s December 31, 2015 consolidated financial statements. Although the Domestic Contracts contain an embedded derivative, the relevant forward market price at the time the Concentrate is ready to be unloaded at the Delivery Point provides a reliable basis for measuring the revenue. At each period-end subsequent to the initial revenue recognition under the Domestic Contracts, the embedded derivative is marked to market using the most up to date forward market prices with any resulting adjustments recognized in revenue until the final settlement of the embedded derivative as outlined above;

•

It is probable that the economic benefits associated with the transaction will flow to the entity (IAS 18.14 (d)) as the Company transacts with only a few Domestic Buyers with strong credit ratings and payment history; and

•	The costs, such as transportation, treatment and refining costs, can be measured reliably (IAS 18.14 (e)).

Therefore, Domestic Concentrate Sales revenue is considered earned and is recognized when the Concentrate is ready for unloading at the Delivery Point since this is the point at which the risks and rewards transfer to the Domestic Buyer and all the other conditions of IAS 18.14 are met.

In addition, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please contact Charlene Ripley, Executive Vice President and General Counsel, at 604-699-0440. For any financial reporting or accounting matters, please address your letter to the undersigned.

Yours very truly, GOLDCORP INC.

/s/ Russell Ball
Russell Ball
Executive Vice President, Chief Financial Officer & Corporate Development

cc:	Terry Neill
Deloitte LLP

David Stone
Neal, Gerber, & Eisenberg LLP